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                              OPTICAL ACCESS, INC.
                              20415 Nordhoff Street
                              Chatsworth, Ca 91311

                                November 15, 2001

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Russell Mancuso and/or Abby Adams

Re:     Optical Access, Inc.
        Registration Statement on Form S-1
        File No. 333-47456
        Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Optical Access, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-47456) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on October 6, 2000 and amended by Pre-Effective Amendment No. 1 on November 20, 2000 and Pre-Effective Amendment No. 2 on December 18, 2000.

In light of recent and current market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued. The Registrant hereby informs the Staff that it may undertake a subsequent private offering in reliance on the safe harbor set forth in Rule 155(c) promulgated under the Act.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant's account or for the account of MRV Communications, Inc., Registrant's parent, which owns more than 50 percent of the Registrant's outstanding voting securities.

In addition to the Registrant, please provide a copy of the order consenting to the withdrawal of the Registration Statement to our counsel:


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Securities and Exchange Commission
Attention: Russell Mancuso and/or Abby Adams
Page 2


Mark A. Klein, Esq.
Kirkpatrick & Lockhart
10100 Santa Monica Boulevard
7th Floor
Los Angeles, California 90067.

If you have any questions regarding this application for withdrawal, please contact Mr. Klein, at (310) 552-5000.

                                            Sincerely,

                                            OPTICAL ACCESS, INC.



                                            By:    /s/ Shlomo Margalit
                                               ---------------------------------
                                                   Shlomo Margalit
                                                   Chairman of the Board